SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.     Name and Business address of person filing statement.

       Donald G. Pardus
       One Liberty Square, P. O. Box 2333
       Boston, MA   02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
       paragraph (b) of Rule U-71.      None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

       Blackstone Valley Electric Company    Eastern Utilities Associates
       Eastern Edison Company                Montaup Electric Company
       EUA Service Corporation               EUA Ocean State Corporation
       EUA Cogenex Corporation               EUA Energy Investment Corporation
       EUA Cogenex-Canada, Inc.              Newport Electric Corporation
       EUA TransCapacity, Inc.               Northeast Energy Management, Inc.
       Eastern Unicord Corporation           EUA Energy Services, Inc.
       EUA Bioten, Inc.                      EUA Highland Corporation
       EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

       Chairman and Director of EUA Service Corporation, Montaup Electric
           Company, EUA Energy Investment Corporation, EUA Ocean State Corporation, Eastern Unicord Corporation, Blackstone Valley Electric Company, Eastern Edison Company, EUA Cogenex Corporation, Newport Electric Corporation, EUA TransCapacity, Inc., Northeast Energy Management, Inc. and EUA Bioten, Inc.
       Chairman of EUA Cogenex-Canada, Inc. and EUA Energy Services, Inc. Trustee, Chairman, Chief Executive Officer of Eastern Utilities Associates Director of EUA Citizens Conservation Services Corporation and EUA Highland Corporation

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
       (Use column (a) as supplementary statement only).

______________________________________________________________________________
                      ! Salary or other compensations  !Person or company from
                      !________________________________!whom received or to be
   Name of recipient  !    Received     !to be received!       received
                      !       (a)       !     (b)      !
                      !                 !              !
______________________!_________________!______________!_______________________
Donald G. Pardus      ! $512,108.72     !$1,086,489.86 !EUA Service Corporation
______________________!_________________!______________!______________________

 (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a)  Total amount of routine expenses charged to client:  $     None
   (b)  Itemized list of all other expenses:


Date  January 29,1997               (Signed) /s/ Donald G. Pardus

U12DGP